Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33 300 26253-9

Publicly-Held Company

Minutes of the Extraordinary General Shareholders’ Meeting of Tele Norte Leste Participações S.A. (the “Company”), held on February 27, 2012, presented in summary form in accordance with paragraph 1 of Article 14 of the Bylaws:

1. Place, Date and Time: Held at the headquarters of the Company, located at Rua Humberto de Campos, no. 425, 8th floor, Leblon, in the City and State of Rio de Janeiro, on February 27, 2012, at 12:00 p.m.

2. Agenda: 1) approve the Company’s balance sheet as of June 30, 2011 (the “Base Date”), together with the Independent Auditors’ Report; 2) ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with headquarters at Rua São José, 90 - group 1,802, in the City and State of Rio de Janeiro, registered with the Corporate Taxpayers’ Registry (CNPJ) under No. 27.281.922/0001-70 (“Apsis”), as the company responsible for producing (i) the valuation report, at book value, of the net equity of the Company to be merged into Brasil Telecom S.A. (BRT”) (“Equity Report”); and (ii) the valuation report of net assets of the Company and BRT, at market prices, in compliance with the provisions of art. 264 of Law No. 6,404/76 (“Valuation Report of Net Equity at Market Prices”); 3) examine, discuss and decide on the Equity Report and the Valuation Report of Net Equity at Market Prices, both produced by Apsis; 4) examine, discuss and decide on the Protocol and Justification of the Merger of Tele Norte Leste Participações S.A. into Brasil Telecom S.A., and its first amendment, as well as all of its attachments, which establishes the terms and conditions of the Merger of the Company into Brasil Telecom S.A., together with the relevant documents; 5) decide on the proposal for the Merger of the Company into Brasil Telecom S.A., pursuant to articles 224 and 225 of Law No. 6,404/76, and the consequent dissolution of the Company (the “Merger”); 6) authorize the managers to perform all necessary acts to effect the Merger.

3. Call Notice:

3.1 Call notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, Part V, in the editions of January 25, 2012, page 9; January 26, pages 4 and 5; and January 27, 2012, pages 12 and 13; and “Valor Econômico - Edição Nacional”, in the editions of January 25, 2012, page B2; January 26, page C10; and January 27, 2012, page B5; in accordance with article 133 of Law No. 6,404/76.

3.2 All of the documents required by Law No. 6,404/76 and CVM Instruction No. 481/09 relating to the issues to be discussed in this Extraordinary Shareholders’ Meeting were made available to the shareholders of the Company at the time of publication of the Call Notice on January 25, 2012.

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

held on February 27, 2012

4. Attendance: Shareholders representing 74.20% of the voting capital of the Company and 11.76% of the preferred shares without voting rights, according to the records and signatures in the Shareholders’ Attendance Record. The shareholders present constituted a quorum pursuant to art. 135 of Law No. 6,404/76. Also in attendance were Alex Waldemar Zornig, representing the Company; Antonio Luiz Feijó Nicolau and Luiz Paulo Cesar Silveira, representing Apsis Consultoria Empresarial Ltda., with headquarters at Rua São José, 90 - group 1,802, in the City and State of Rio de Janeiro, registered with the Corporate Taxpayers’ Registry (CNPJ) under No. 27.281.922/0001-70 (“Apsis”); Otávio Ramos Pereira and Walter Vinicius Barreto Brito da Silva, representing Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”); and Udi Margulies, Andre T. Laloni and Lucas Loureiro, representing Banco Barclays S.A. Also in attendance were Luiz Alberto Pereira de Mattos and Luiz Carlos Vieira Da Silva, representing the Independent Special Committee of the Company, and Fernando Linhares Filho, representing the Fiscal Council of the Company, pursuant to art. 164 of Law No. 6,404/76.

5. Chair: Chairman Luiz Antonio de Sampaio Campos and Secretary Clarisse Mello Machado Schlieckmann.

6. Opinion of the Fiscal Council: The Fiscal Council of the Company, in Opinions issued on August 25, 2011 and January 17, 2012, opined favorably on the proposed merger of the Company into BRT, as well as on the approval of the respective Protocol and Justification and other documents related to this corporate transaction.

7. Decisions: As proposed by the Chairman, the shareholders present unanimously decided to draft the minutes of this Extraordinary Shareholders’ Meeting in summary form, as well as its publication without the signatures of the shareholders present, pursuant to the terms of article 130 of Law No. 6,404/76. The shareholders present also unanimously waived the reading of the matters included in the agenda of this Meeting and related documents. The shareholders also decided, by majority, registering the dissenting votes and abstentions received, the dissenting vote manifested verbally by shareholder Marcos Duarte Santo, relating to items 7.2 through 7.7, the abstentions manifested verbally by shareholders Marcos Duarte Santo, relating to item 7.1, and shareholders Yuki Yokoi and CRPC Maurisstad Fundo de Investimento em Ações, relating to all items, and filing at Company headquarters the protest presented by shareholders Green HG Fund LLC, Green II Fund LLC, CSHG Verde Equity Master Fundo de Investimento em Ações, CSHG Verde Master Fundo de Investimento Multimercado and CSHG Master Ações FI, to:

7.1 approve, after examination and discussion, the balance sheet of the Company as of June 30, 2011 (“Base Date”), together with the report of the independent auditors.

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

held on February 27, 2012

7.2 ratify the appointment and hiring of Apsis, represented by Antonio Luiz Feijó Nicolau and Luiz Paulo Cesar Silveira, who were available to clarify any doubts of the shareholders present, which company was responsible for producing (i) the net equity of the Company, at book value, to be merged into BRT; and (ii) the net assets of the Company and BRT, at market prices, in compliance with the provisions of art. 264 of Law No. 6,404/76.

7.3 approve, after examination and discussion, the valuation report of the net equity of the Company, at book value, to be merged into BRT, issued by Apsis, on the basis of the financial statements of the Company as of the Base Date which was endorsed by the Chairman and Secretary of the meeting and filed at the Company’s headquarters, a copy of which, after being endorsed by the Secretary, becomes an integral part of these minutes.

7.4 approve, after examination and discussion, the valuation reports of net assets of the Company and BRT, at market prices, in compliance with the provisions of art. 264 of Law No. 6,404/76, issued by Apsis, on the basis of the financial statements of the Company and BRT as of the Base Date, which were endorsed by the Chairman and Secretary of the meeting and filed at the Company’s headquarters, copies of which, after being endorsed by the Secretary, become integral parts of these minutes.

7.5 approve, after examination and discussion, the Protocol and Justification of the Merger of Tele Norte Leste S.A. into Brasil Telecom S.A., as amended, as well as all of its attachments and relevant documents, signed by the managements of the Company and BRT on January 18, 2012, which establishes the terms and conditions of the merger of the Company into BRT. The Protocol and Justification herein approved was endorsed by the Chairman and Secretary of the meeting and filed at the Company’s headquarters, a copy of which, after being endorsed by the Secretary, becomes an integral part of these minutes.

7.6 approve the merger of the Company into BRT, with the extinction of the Company and the survival of BRT, pursuant to article 227 of Law No. 6,404/76, according to the terms and conditions established by the Protocol and Justification approved in item 7.5 above, which established the exchange ratios of 2.3122 common shares issued by BRT for each common share issued by the Company,

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

held on February 27, 2012

0.1879 common shares issued by BRT for each preferred share issued by the Company and 1.9262 preferred shares issued by the Company for each preferred share issued by TNL (the “TNL Merger”).

7.7 authorize the managers to perform all acts necessary to implement and formalize merger of the Company into BRT, notably the actions that result from the extinction of the Company, including in connection with the registration of the Company with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

8. Closing: Having nothing further to discuss, the meeting was ended and these minutes drafted. Having been read, these minutes were approved by the shareholders who constituted a quorum necessary to approve the decisions approved above. (/s/ Luiz Antonio Sampaio Campos, Chairman; Clarisse Mello Machado Schlieckmann, Secretary; Fernando Linhares Filho, representing the Fiscal Council; Telemar Participações S.A. and Valverde Participações S.A., represented by Luciene Sherique Antaki; BRATEL BRASIL S.A., represented by Anna Laura Baraf Svartman; Cristiano Marques de Godoy, representing shareholders ALAMEDA COUNTY EMPLOYEES RETIREMENT ASSOCIATION, ASG GROWTH MARKETS FUND, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CAPITAL INTERNATIONAL - INTERNATIONAL EQUITY, CF DV EMERGING MARKETS STOCK INDEX FUND, CIBC EMERGING MARKETS INDEX FUND, COLLEGE RETIREMENT EQUITIES FUND, COMPASS AGE LLC, COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS EQUITY TRUST 1, EMERGING MARKETS EQUITY TRUST 4, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD, FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND, FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS DISCOVERY FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, FUNDO LATINO AMERICANO CIBC, FUTURE FUND BOARD OF GUARDIANS GMAM INVESTMENT FUNDS TRUST, IBM 401(K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS STATE BOARD OF INVESTMENT, INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEN PLAN AND TRUST, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM, MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, MICROSOFT GLOBAL FINANCE, MINISTRY OF STRATEGY AND FINANCE, NATIONAL PENSION SERVICE, NEW ZEALAND SUPERANNUATION FUND, NORTHERN TRUST INVESTMENT FUNDS PLC, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, PANAGORA GROUP TRUST, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, ROCHE US DB PLANS MASTER TRUST, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PUBLIC LIMITED COMPANY, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BANK OF KOREA, THE HOSPITAL AUTHORITY PROVIDENT FUND SCHEME, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F N T ALL C W EQ INV INDEX FUND (TAX EX Q INS INV ONLY), THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

held on February 27, 2012

OF MTBC400035139, THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTMENT TRUST, THE MONETARY AUTHORITY OF SINGAPORE, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE TEXAS EDUCATION AGENCY, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, UPS GROUP TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WILMINGTON MULTI-MANAGER INTERNATIONAL FUND, WORCESTERSHIRE COUNTY COUNCIL PENSION FUND, AMUNDI FUNDS, AMUNDI CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN INTERNATIONAL ALL COUNTRIES EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN INTERNATIONAL ALL COUNTRIES EQUITY MASTER FUND, CAPITAL INTERNATIONAL EMERGING MARKETS FUND, CAPITAL INTERNATIONAL FUND, CAPITAL INTERNATIONAL PORTFOLIOS, CIKK FUND - CAPITAL INTERNATIONAL ALL COUNTRIES FUND, EMERGING MARKETS GROWTH FUND INC, EUROPACIFIC GROWTH FUND, JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND, NEW WORLD FUND INC., NORGES BANK, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, SBC MASTER PENSION TRUST, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, POLO FUNDO DE INVESTIMENTO EM AÇÕES, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, and VINSON FUND LLC; Rafael Barreto de Aguiar Novaes França, representing shareholders CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, CSHG VERDE FUNDO DE INVESTIMENTO MULTIMERCADO, GREEN II FUND, LLC and GREEN FUND, LLC; Luiz Fernando Correa de Araújo Filho, representing shareholder CRPC MAURISSTAD FUNDO DE INVESTIMENTO DE AÇÕES; Marcelo Cheyne Rocha, representing shareholder MCR - PRINCIPAL FUNDO DE INVESTIMENTO EM ACOES; Leandro Saltztrager Benzecry, representing shareholder ELGAR PRINCIPAL FDO DE INVEST ACOES; Leandro Cyrino Saliba, representing shareholders CLUBE DE INVESTIMENTO KSK, CLUBE DE INVESTIMENTO VILA ROSA and FUNDO DE INVESTIMENTO EM AÇÕES AF INVEST EUPAR; José Costa Gonçalves, representing shareholder BEIRAO DE ALMEIDA CLUBE DE INVESTIMENTO; Lucila Prazeres da Silva, representing shareholder CSHG MASTER ACOES FI PREVIDENCIARIO EM ACOES; YUKI YOKOI; PEDRO MIOTTO LELES; MARCOS DUARTE SANTOS; e LUIZ ANTONIO DE SAMPAIO CAMPOS)

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, February 27, 2012.

Clarisse Mello Machado Schlieckmann

Secretary

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

held on February 27, 2012